

January 14, 2013

<u>Via E-mail</u>
Maureen Cottrell
President, Principal Executive Officer
Awareness for Teens, Inc.
3416 Rollsreach Drive
San Diego, CA 92111

  Re: **Awareness for Teens, Inc.**
    Form 10-K for the fiscal year ended December 31, 2011
    Filed March 14, 2012
    File No. 0-54589

Dear Ms. Cottrell:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Assistant Director
      Larry Spirgel